10f-3 REPORT

SMITH BARNEY INCOME FUNDS
SMITH BARNEY MUNICIPAL HIGH INCOME FUND
November 1, 2001 through January 31,2002

	Trade				% of
Issuer	Date	Selling Dealer	Amount	Price	Issue (1)

Puerto Rico Public	1/11/02	Lehman Brothers	$2,000,000 $98.873	0.79	A
  Buildings Authority
  5.375% due 7/1/33



(1)  Represents purchases by all affiliated funds; may not exceed
       25% of the principal amount of the offering.

A-Includes purchases of $2,000,000 by other Smith Barney Mutual Funds.